CUSIP NO. 048668 10 7                                          Page 1 of 5 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                 (___________)*


                        Atlantic Liberty Financial Corp.
                                (Name of Issuer)


               ---------------------------------------------------

                         (Title of Class of Securities)

                                   048668 10 7
                               ------------------

                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

CUSIP NO. 048668 10 7                                          Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

                  Atlantic Liberty Savings, F.A.
                  Employee Stock Ownership Plan and Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |X|
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federally chartered stock savings institution's employee benefit plan organized in New York

        NUMBER OF          5       SOLE VOTING POWER
          SHARES                        123,191
       BENEFICIALLY
         OWNED BY          6       SHARED VOTING POWER
           EACH                         13,688
        REPORTING
       PERSON WITH         7       SOLE DISPOSITIVE POWER
                                        136,879

                           8       SHARED DISPOSITIVE POWER
                                        0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  136,879

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                                             |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  8.0% of 1,710,984 shares of Common Stock outstanding as of December 31, 2002.

12       TYPE IN REPORTING PERSON*

                  EP
=======  =================

CUSIP NO. 048668 10 7                                          Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Atlantic Liberty Financial Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  186 Montague Street
                  Brooklyn, New York 11201

Item 2(a).        Name of Person Filing:

                  Atlantic Liberty Savings, F.A.
                  Employee Stock Ownership Plan and Trust
                  Trustee: RSGroup Trust Company

Item 2(b).        Address of Principal Business Office:

                  c/o Retirement Systems Consultants, Inc.
                  317 Madison Avenue
                  New York, New York 10017

Item 2(c).        Citizenship or Place of Organization:

                  Federally chartered stock savings institution's employee benefit plan organized in New York

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.10 per share

Item 2(e).        CUSIP Number:

                  048668 10 7

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  Based on information available to the Employee Benefit Plan as of December 31, 2002, the reporting person beneficially owned 136,879

CUSIP NO. 048668 10 7                                          Page 4 of 5 Pages



                  shares of the Issuer. This number of shares represents 8.0% of the common stock, par value $.01 per shares, of the Issuer, based upon 1,710,984 shares of such common stock outstanding as of December 31, 2002. As of December 31, 2002, the reporting person has sole power to vote or to direct the vote of 123,191 shares and the shared power to vote or direct the vote of 13,688 shares. The reporting person has sole power to dispose or to direct the disposition of 136,879 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 048668 10 7                                          Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 31, 2003              ATLANTIC LIBERTY SAVINGS, F.A. EMPLOYEE
                                    STOCK OWNERSHIP PLAN TRUST

                                        By:   RSGroup Trust Company, Trustee



                                        By: /s/ Stephen P. Pollak
                                            ------------------------------------
                                            Stephen P. Pollak
                                            Title: Executive Vice President